SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Class of Securities)

433539103

(CUSIP Number)

Mark Sustana

Vice President, General Counsel and Secretary

Lennar Corporation

5505 Blue Lagoon Drive

Miami, FL 33126

(305) 229-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433539103

(1)	Name of Reporting Persons: Lennar Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 72,720,726*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 72,720,726*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,720,726*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.7%*,**
(14)	Type of Reporting Person (See Instructions): HC

*

The shares listed herein are held directly by Len FW Investor, LLC (“Len FW”). Because Len FW has agreed not to vote with regard to more than 9.99% of the voting securities of the Issuer, and the Reporting Person directly owns or has voting power with regard to more than 9.99% of the Issuer’s Common Stock, the Reporting Person denies beneficial ownership of the shares to the extent they would increase the Reporting Person’s voting power above 9.99%.

**

This percentage is calculated based on 572,365,169 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 433539103

(1)	Name of Reporting Persons: Len X, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 72,720,726*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 72,720,726*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,720,726*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.7%*,**
(14)	Type of Reporting Person (See Instructions): HC

*

The shares listed herein are held directly by Len FW. Because Len FW has agreed not to vote with regard to more than 9.99% of the voting securities of the Issuer, and the Reporting Person directly owns or has voting power with regard to more than 9.99% of the Issuer’s Common Stock, the Reporting Person denies beneficial ownership of the shares to the extent they would increase the Reporting Person’s voting power above 9.99%.

**

This percentage is calculated based on 572,365,169 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 433539103

(1)	Name of Reporting Persons: LEN FW Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 73,132,491*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 72,720,726*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,132,491*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.8%*,**
(14)	Type of Reporting Person (See Instructions): PN

*

Because the Reporting Person has agreed not to vote with regard to more than 9.99% of the voting securities of the Issuer, and the Reporting Person directly owns or has voting power with regard to more than 9.99% of the Issuer’s Common Stock, the Reporting Person denies beneficial ownership of the shares to the extent they would increase the Reporting Person’s voting power above 9.99%.

**

This percentage is calculated based on 572,365,169 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 433539103

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 9, 2021, as amended on April 12, 2022 (the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value (“Common Stock”), of Hippo Holdings Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 191 Castro Street, Mountain View CA 94041.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to include the following:

On August 18, 2022, pursuant to a distribution in-kind effected by Fifth Wall Ventures SPV IV L.P., Len FW acquired 21,254,929 shares of Common Stock for no consideration.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, one of the Reporting Persons owns 72,720,726 shares of the Issuer’s Common Stock, constituting approximately 12.7% of the Issuer’s outstanding Common Stock. In addition, that Reporting Person holds an irrevocable proxy to vote 411,765 shares of the Issuer’s Common Stock. Those shares, together with the shares owned by the Reporting Person, constitute 12.8% of the outstanding Common Stock. However, because that Reporting Person has agreed not to participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in the Issuer, the Reporting Persons deny that any of them is the beneficial owner of shares that are subject to the irrevocable proxy to the extent they would increase a Reporting Person’s voting interest above 9.99%.

This percentage is calculated based on 572,365,169 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated August 19, 2022 among Lennar, LenX and Len FW.

CUSIP No. 433539103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2022

LENNAR CORPORATION

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President, General Counsel and Secretary

LEN X, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

LEN FW INVESTOR, LLC

By:	/s/ Mark Sustana
Name: Title:	Mark Sustana Vice President